Exhibit 12.1
STATER BROS. HOLDINGS INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)
(Unaudited)

	Sept. 24,	Sept. 30,	Sept. 28,	Sept. 27,	Sept. 26,
	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)

Consolidated Cash Flow:

Net income	$26,066	$49,395	$40,630	$34,769	$24,584

Income taxes	17,945	33,279	26,000	19,481	16,587

Interest expense	57,238	59,586	57,464	68,252	68,516

Interest expense related to debt purchase	—	3,953	—	—	—

Amortization of capitalized interest	219	226	469	849	843

Depreciation and amortization	58,570	60,395	66,690	68,179	62,090

Deferred benefits	8,569	14,468	12,112	11,023	7,910

Consolidated cash flow	$168,607	$221,302	$203,365	$202,553	$180,530

Fixed charges:
Interest expense	$57,238	$59,586	$57,464	$68,252	$68,516

Interest expense related to debt purchase	—	3,953	—	—	—

Interest Capitalized	4,276	9,806	11,261	522	16

Fixed Charges	$61,514	$73,345	$68,725	$68,774	$68,532

Fixed Charge Coverage Ratio	2.74	3.02	2.96	2.95	2.63

(1)	“Consolidated Cash Flow”, “Fixed Charges” and “Fixed Charge Coverage Ratio” are defined by the Indentures governing our Senior Notes. We are providing the calculations as it may be of interest to our Bond Holders and other interested parties.

(2)	Fiscal years 2006, 2008, 2009 and 2010 are 52-week years while fiscal 2007 is a 53-week year.